

Mail Stop 3030

November 18, 2009

<u>Via U.S. Mail and Facsimile to (708) 867-3288</u>

Douglas A. Koman
Chief Financial Officer
Methode Electronics, Inc
7401 West Wilson Avenue
Harwood Heights, IL 60706

>   **Re: Methode Electronics, Inc.**
>   **Form 10-K for the Fiscal-Year ended May 2, 2009**
>   **Filed July 7, 2009**
>   **Definitive Proxy Statement filed August 6, 2009**
>   **File No. 001-33731**

Dear Mr. Koman:

We have reviewed your response dated October 23, 2009, and have the following comment. Where indicated, we think you should revise future filings in response to these comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement filed August 6, 2009

Performance-Based Targets, page 20

1.   We note your response to prior comment 9. With respect to the omission of pre-tax margins related to the company, we request that you provide additional analysis. Specifically, the causal connection between the disclosure of past performance targets and any present or future competitive harm is not clear. If you believe that your performance targets may be omitted due to the risk of competitive harm, please provide additional detailed analysis in support of this conclusion. We request that you address, with greater specificity, how the disclosure of performance targets for a past fiscal year might be expected to affect the particular business decisions of your competitors and suppliers and, in so doing, place you at a competitive disadvantage. Refer to Instruction 4 of Item 402(b) of Regulation S-K.

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.   Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

       You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3640 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or Daniel Morris at (202) 551-3314 if you have questions on other comments. In this regard, do not hesitate to contact Jeff Jaramillo, Accounting Branch Chief, at (202) 551-3212 with any questions.

                                        Sincerely,

                                        Julie Sherman
                                        Accounting Reviewer